UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 8*)

                   Under the Securities Exchange Act of 1934

                            JOHN H. HARLAND COMPANY
                            -----------------------
                                (Name of Issuer)

                         Common Stock, Par Value $1.00
                         -----------------------------
                         (Title of Class of Securities)

                                  412693103
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                          BLUM Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                August 3, 2001
                               ----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                 Page 1 of 9


CUSIP NO. 412693103              SCHEDULE 13D                    Page 2 of 9

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,452,750**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,452,750**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,452,750**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.4%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 412693103              SCHEDULE 13D                     Page 3 of 9

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,452,750**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,452,750**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,452,750**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 8.4%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 412693103              SCHEDULE 13D                     Page 4 of 9

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RCBA GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,452,750**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,452,750**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,452,750**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 8.4%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 412693103              SCHEDULE 13D                     Page 5 of 9

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,452,750**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,452,750**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,452,750**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 8.4%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 412693103              SCHEDULE 13D                     Page 6 of 9

This Amendment No. 8 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on July 6, 2001 by BLUM Capital Partners, L.P., a California limited partnership ("BLUM L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); RCBA GP, L.L.C., a Delaware limited liability company ("RCBA GP"); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of RCBA GP (collectively, and together with RCBA Strategic Partners, L.P., the "Reporting Persons"). The principal executive office and mailing address of the Issuer is 2939 Miller Road, Decatur, Georgia 30035. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to the Issuer's most recent Form 10-Q dated August 10, 2001, there were 29,120,020 shares of Common Stock issued and outstanding as of July 27, 2001. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report direct holdings as follows: (i) BLUM L.P. and RCBA Inc. report holdings of 1,168,250 shares of the Common Stock on behalf of the limited partnerships for which BLUM L.P. serves as the general partner and BLUM L.P.'s investment advisory clients, which represents 4.0% of the outstanding shares of the Common Stock; (ii) RCBA GP reports holdings of 1,100,800 shares of the Common Stock which represents 3.8% of the outstanding shares of the Common Stock; and (iii) Mr. Blum reports the aggregate of these shares for a total of 2,269,050 shares of the Common Stock, which represents 7.8% of the outstanding shares of the Common Stock.

In addition, because BLUM L.P. has voting and investment power with respect to 183,700 shares that are legally owned by The Common Fund for its Value Opportunity and Multi-Strategy Funds (collectively, "The Common Fund"), those shares are reported as beneficially owned by BLUM L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, Wilton, Connecticut 06897-0812. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons. Voting and investment power concerning the above shares are held solely by BLUM L.P. and RCBA GP. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 2,452,750 shares of the Common
Stock, which is 8.4% of the outstanding Common Stock. As the sole general partner of BLUM L.P., RCBA Inc. is deemed the beneficial owner of the securities over which BLUM L.P. has voting and investment power. As Chairman and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which RCBA GP has voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this


CUSIP NO. 412693103              SCHEDULE 13D                     Page 7 of 9

Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or managing members and members of RCBA GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or RCBA GP, except to the extent of any pecuniary interest therein.

(c) Since the previous 13D Amendment was filed, the Reporting Persons traded the following shares of Common Stock in the open market:

Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
BLUM L.P.'s limited partnership   07-06-01      13,800    23.37240
and investment advisory client    07-06-01       8,400    23.71670
accounts (including               07-09-01      13,800    22.28630
The Common Fund)                  07-10-01       5,400    22.41900
                                  07-12-01      13,800    21.94450
                                  07-16-01       7,400    21.85330
                                  07-17-01      27,600    20.94340
                                  07-17-01       3,400    21.03810
                                  07-18-01      27,600    21.56350
                                  07-19-01      13,800    21.42160
                                  08-01-01      10,900    21.00000
                                  08-03-01      48,100    21.24340
                                  08-06-01      17,700    21.12000
                                  08-07-01      27,500    21.05000

Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
The limited partnership for       07-06-01      11,200    23.37240
which RCBA GP serves as the       07-06-01       6,600    23.71670
general partner                   07-09-01      11,200    22.28630
                                  07-10-01       4,600    22.41900
                                  07-12-01      11,200    21.94450
                                  07-13-01         200    22.25000
                                  07-16-01       6,100    21.85330
                                  07-17-01      22,400    20.94340
                                  07-17-01       2,800    21.03810
                                  07-18-01      22,400    21.56350
                                  07-19-01      11,200    21.42160
                                  08-01-01       9,100    21.00000
                                  08-03-01      39,300    21.24340
                                  08-06-01      14,200    21.12000
                                  08-07-01      22,500    21.05000

(d) and (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.



CUSIP NO. 412693103              SCHEDULE 13D                    Page 8 of 9

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 2001

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Marc T. Scholvinck                By  /s/ Marc T. Scholvinck
    -------------------------------       -----------------------------------
    Marc T. Scholvinck                    Marc T. Scholvinck
    Partner, Chief Financial Officer      Partner, Chief Financial Officer
      and Assistant Secretary			   and Assistant Secretary

RCBA GP, L.L.C.



By   /s/ Marc T. Scholvinck
     -------------------------------
     Marc T. Scholvinck, Member


RCBA STRATEGIC PARTNERS, L.P.
By  RCBA GP, L.L.C., its general partner



By   /s/ Marc T. Scholvinck
     -------------------------------
     Marc T. Scholvinck, Member




/s/ Marc T. Scholvinck
------------------------------------
RICHARD C. BLUM

By  Marc T. Scholvinck, Attorney-in-Fact


CUSIP NO. 412693103              SCHEDULE 13D                    Page 9 of 9

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  August 13, 2001

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Marc T. Scholvinck                 By  /s/ Marc T. Scholvinck
    -------------------------------       -----------------------------------
    Marc T. Scholvinck                      Marc T. Scholvinck
    Partner, Chief Financial Officer        Partner, Chief Financial Officer
     and Assistant Secretary                 and Assistant Secretary

RCBA GP, L.L.C.



By   /s/ Marc T. Scholvinck
     -------------------------------
     Marc T. Scholvinck, Member


RCBA STRATEGIC PARTNERS, L.P.
By  RCBA GP, L.L.C., its general partner



By   /s/ Marc T. Scholvinck
     -------------------------------
     Marc T. Scholvinck, Member




/s/ Marc T. Scholvinck
------------------------------------
RICHARD C. BLUM

By  Marc T. Scholvinck, Attorney-in-Fact